UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ClearPoint Business Resources, Inc.

(formerly Terra Nova Acquisition Corporation)

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

185061 10 8

(CUSIP Number)

Vahan Kololian

c/o Terra Nova Partners, L.P.

2 Bloor Street West, Suite 3400

Toronto, Ontario, Canada M4W 3E2

With copies to:

Alan Lieblich, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vahan Kololian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Kololian is a Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,754,000
8 SHARED VOTING POWER 8,375,886 (1) (2)
9 SOLE DISPOSITIVE POWER 2,754,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,375,886 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.5%(3)
14	TYPE OF REPORTING PERSON* IN — Individual.

(1)	Vahan Kololian is deemed by a Rule of the Securities and Exchange Commission to have shared voting power only with respect to the matters described in Item 4. The number of shares reported as being beneficially owned are calculated based on the number of shares held by stockholders of ClearPoint Business Resources, Inc., including Mr. Kololian, that are parties to a voting agreement. The aggregate amount includes shares issuable upon exercise of 1,550,000 warrants which are immediately exercisable.

Mr. Kololian disclaims beneficial ownership of 5,621,886 shares of which he has no dispositive power and this Schedule 13D shall not be construed as an admission that Mr. Kololian is the beneficial owner of any securities covered by this Schedule 13D other than those to which he has dispositive power.

(2)	2,754,000 of the shares are beneficially owned by Mr. Kololian for which he has depositive power. This amount includes shares issuable upon exercise of 1,550,000 warrants which are immediately exercisable. The remaining 5,621,886 shares are owned by Michael Traina and Christopher Ferguson through Optos Capital, LLC of which Mr. Kololian shares voting power pursuant to the Voting Agreement described in Item 4 below.

(3)	Based upon 12,771,549 shares of common stock outstanding as of February 13, 2007, plus shares issuable upon exercise of 1,550,000 warrants which are immediately exercisable.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.0001 par value (“Common Stock”), of ClearPoint Business Resources, Inc., a Delaware corporation, formerly known as Terra Nova Acquisition Corporation (“ClearPoint” or the “Company”). The principal executive office of ClearPoint is located at 1600 Manor Drive, Suite 110, Chalfont, PA 18914. Although voting power is shared, this is an individual filing made pursuant to Rule 13(d)-1(k)(2) under the Securities Exchange Act of 1934 (the “Act”). Mr. Michael Traina and Optos Capital, LLC (“Optos”), an entity controlled by Christopher Ferguson, with whom Vahan Kololian shares voting power, will be filing separate reports on Schedule 13D.

Item 2.	Identity and Background.

(a) Vahan Kololian

(b) Business Address:	c/o Terra Nova Partners, L.P.
2 Bloor Street West, Suite 3400
Toronto, Ontario, Canada M4W 3E2

(c) Occupation: Vahan Kololian is an investor.

(d) No

(e) No

(f) Canadian

Item 3.	Source or Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to the Plan of Merger dated August 9, 2006 (the “Merger Agreement”), on February 12, 2007, the Company consummated the merger of its subsidiary with and into ClearPoint Resources, Inc. (“ClearPoint Resources”). Upon consummation of the Merger, the Company, Vahan Kololian, Mike Traina and Optos Capital LLC (“Optos”), entered into a voting agreement (the “Voting Agreement”) as described in Item 4 of this Schedule 13D with respect to the shares of Common Stock beneficially owned by these stockholders. Mr. Kololian paid no additional consideration to obtain shared voting power pursuant to the Voting Agreement.

In addition, prior to the Merger, Mr. Kololian purchased 200,000 shares of Common Stock, of which 180,000 shares were purchased pursuant to a 10b5-1 plan through a series of open market purchases and 20,000 shares were purchased through The Kololian Foundation. Mr. Kololian used personal funds to acquire all of such shares.

Item 4.	Purpose of the Transaction.

(a)-(j)

Voting Agreement

Pursuant to the Merger described in Item 3 above, Michael D. Traina and Optos, on the one hand, and Vahan Kololian, on the other hand, entered into a voting agreement with the Company pursuant to which they agreed to vote for certain persons for election to the Company’s board of directors through the election in 2008. The Company will be obligated to provide that its board of directors be comprised of seven members and to enable the election to the board of directors of the persons designated by the parties to the voting agreement.

The execution of the Voting Agreement by Mr. Kololian is not an affirmation by him of the existence of a group for purpose of Rule 13d-5(b)(1) under the Act. Pursuant to Rule 13d-4 under the Act, Mr. Kololian disclaims beneficial ownership of 5,621,886 of these shares of Common Stock held by the other parties to Voting Agreement.

The above is a summary of the Voting Agreement, which is filed as Exhibit 1 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a),(b) Mr. Kololian is the beneficial owner of 1,204,000 shares of the Company’s Common Stock representing shares held by TerraNova Partners L.P. and The Kololian Foundation. Mr. Kololian beneficially owns 100% of the limited partnership interest of TerraNova Partners L.P. He also controls 100% of the voting interest in the general partner and 55% of the non-voting equity interest in the general partner of TerraNova Partners L.P. Mr. Kololian is President and a Director of The Kololian Foundation.

Because Mr. Kololian is a party to the Voting Agreement described in Item 4, Mr. Kololian is deemed by Rule 13d-5(b)(1) of the Act to be the beneficial owner of all shares of the Company’s common stock owned by each party to the Voting Agreement, although he disclaims such beneficial ownership except as to shares to which he has dispositive power. As a result, he may be deemed to have shared voting power over:

•	1,204,000 shares of Common Stock of which he has dispositive power;

•	1,550,000 shares of Common Stock issuable upon the exercise of warrants which are immediately exercisable of which he has dispositive power;

•	2,361,313 shares of Common Stock beneficially owned by Christopher Ferguson through Optos; and

•	3,260,573 shares of Common Stock beneficially owned by Michael Traina.

As such, Mr. Kololian may be deemed to beneficially own 8,375,886 shares of the Company’s common stock representing approximately 58.5% of the outstanding shares of Common Stock.

(c) Except as described in this Schedule 13D, and except for 50,000 shares of common stock issuable upon exercise of warrants purchased by Cartesian Investments Inc., of which Mr. Kololian beneficially owns 50% of the outstanding common stock, Mr. Kololian did not engage in any transactions in shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Voting Agreement and as set forth below, to the best knowledge of Mr. Kololian, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.	Form of Voting Agreement(1)

(1)	Included as Annex D of the Definitive Proxy Statement (No. 001-32455), filed January 22, 2007, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007
	By:	/s/ Vahan Kololian
Vahan Kololian

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).